SIGMA LITHIUM RECOGNIZED AS SUSTAINABILITY
AND CLEANTECH PIONEER AT UN-CLIMATE WEEK IN NY
FEATURING LITHIUM OXIDE INDUSTRIALIZATION;
CONTINUES TO OPERATE FOLLOWING
BRAZIL’S DEMOCRATIC RULE OF LAW

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Toronto, September 28, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of industrial-mineral lithium oxide concentrate in the Americas¹ and dedicated to supplying global producers of batteries for energy security with sustainable and traceable lithium materials, announces that:

•	Sigma Lithium Co-Chair, CEO and Vice Presidents (“Senior Leaders”) joined UN-Energy members in several forums throughout United Nations General Assembly High-Level Week, contributing to discussions and initiatives across the energy transition, industrial transformation, investments, energy access and resilience.

•	Sigma Lithium was featured in several forums at UN-Climate Week in NY for its pioneer investment to develop clean technologies to industrialize lithium oxides at low cost, producing at scale the Quintuple Zero Lithium:
o	Zero Mud Tailing Dams
o	Zero Use of Potable Drinking Water
o	Zero Use of Non-Renewable Power
o	Zero Use of Highly Toxic Chemicals
o	Zero Labor Accidents with Lost Time Injury in over 1,100 days

•	The Company’s Senior Leaders team delivered a series of keynote presentations and participated in panels hosted by global foundations, universities, private sector entities, think-tanks and NGOs.

•	Sigma Lithium solidified its position at the forefront of global lithium supply chains industrializing oxide at scale, with low costs, traceability and low carbon.
o	Created 19,000 jobs in Brazil, at Vale do Jequitinhonha (prior to Sigma Lithium, one of the poorest regions of the country).
o	80,000 family members depend on these job positions.

•	Sigma Lithium CEO and Co-Chair Ana Cabral delivered a series of addresses, including a keynote presentation at Nasdaq, ringing one of the closing bells for sustainability, flanked by the Company’s other Co-Chair, Senior Leaders and global clients.
o	Celebrating the fifth anniversary as a listed entity at Nasdaq, with the market cap increasing “5x” since then.

OPERATIONS CONTINUE NORMALLY SINCE TAC

Sigma Lithium confirms that its mining and industrial operations continue normally. Importantly, Sigma Lithium's mining rights, or the ownership of its mining concessions, have not been affected by any ongoing legal reviews.

Sigma Lithium states as categorically incorrect recent media reports speculating about the status of its environmental licenses as suspended.

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Brazil is a democratic country with strong rule of law, where companies and individuals have the right of legal defense and due process. The Company is exercising its right to defense within our democratic country and under legal certainty through the appropriate legal remedies, following the proper legal process, and awaits the evaluation of its defense by the competent authorities.

As such, the Company has pursued the appropriate legal remedies available under Brazilian law to preserve 19,000 jobs supporting the social well-being of their 80,000 family members across 12 municipalities in the Jequitinhonha Valley.

The Brazilian Federal Courts (“the Federal Judiciary Power”) are reviewing The Company’s appeal within the scope of the federal judicial process in question. In this context, the administrative act published by FEAM, as the state’s executive branch of power, has no legal validity, given that the matter remains submitted for the evaluation of the Federal Judiciary Power and there is still no definitive decision on the case.

Additionally, Sigma Lithium clarifies that the new press statement and filing from the regional District Attorneys’ office (“MP-MG”), constitutes another request submitted for the review of the State Judiciary, and that, to date, there is no definitive decision on a matter.

Sigma Lithium reaffirms that it conducts its activities with responsibility, transparency, and respect for institutions, maintaining its impeccable track record in sustainability with its Quintuple-Zero lithium oxide and a world record for health and safety at work, with more than 1,100 days without workplace accidents in its operations.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or “the Company”), is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Cleantech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double annual production capacity to 580,000 tonnes and plans a Phase 3 expansion to increase this further to 830,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

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Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

ASX STATEMENT

This announcement has been authorized for release by Sigma Lithium’s CEO.

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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